

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 18, 2009

By U.S. Mail and Facsimile

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Definitive Proxy Statement on Schedule 14A
Filed on March 20, 2009
File No. 1-09328

Dear Mr. Bell:

We have completed our review of your Definitive Proxy Statement on Schedule 14A filed on March 20, 2009 and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Michael C. McCormick (*via facsimile 651/293-2573*)
Associate General Counsel
Ecolab Inc.